                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: November, 2008               Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes [ ]   No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AGRIUM INC.


Date: November 5, 2008                  By: /S/ GARY J. DANIEL
                                            ------------------------------------
                                            Name: Gary J. Daniel
                                            Title: Senior Legal Counsel &
                                                   Assistant Corporate Secretary

                                  EXHIBIT INDEX

Exhibit                           Description of Exhibit
-------                           ----------------------
   1      News Release dated November 5, 2008
   2.     Management's Discussion and Analysis
   3.     Interim Financial Statements and Notes

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

November 5, 2008

Agrium Inc.: Third Quarter Earnings Seven Times Previous Year

CALGARY, ALBERTA--(Marketwire - Nov. 5, 2008) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today record results for third quarter earnings, with net earnings for the third quarter of 2008 of $367-million ($2.31 diluted earnings per share) more than four times the previous third quarter record achieved in 2004 and more than seven times above the $51-million ($0.38 diluted earnings per share) in the third quarter of 2007. Net earnings for the first nine months of the year were a record of approximately $1.2-billion ($7.54 diluted earnings per share), more than four times the previous record for the first nine months of $269-million ($2.01 diluted earnings per share) set in 2007.

"These impressive third quarter results demonstrate the strength of Agrium's diverse product and asset mix and our ability to make and integrate strategic acquisitions. All three business units contributed record earnings with our recent acquisitions enhancing the long-term fundamentals present in agriculture. Agrium continues to be in a strong financial position providing us with the ability to take advantage of opportunities to enhance shareholder value," said Mike Wilson, Agrium President and CEO.

"Global financial markets, particularly commodity prices, have been severely impacted by the global credit crunch and associated economic uncertainty. Commodity prices have been hit almost without consideration for the underlying market fundamentals by product or sector. Overall we believe that global crop fundamentals remain much more positive than current prices would indicate, we do not believe global food demand will be impacted by a downturn in the economy the way that other commodity and consumer products would, and any reduction in global fertilizer use or seeded acreage will only put more upward pressure on crop prices in the future. The late harvest and recent declines in crop prices are expected to result in North American growers deferring a higher proportion of their fertilizer application to early next year, placing that much more pressure on the distribution system next spring."

Providing guidance for the second half of 2008 is particularly difficult given the current turmoil in the global economic and commodity markets. This is further complicated by current fertilizer and crop pricing volatility and the later North American harvest, which we expect will result in a deferral of sales volumes, including pre-sold sales volumes, to the first half of 2009. The extent of such deferral is difficult to predict. Given the above, we have widened our guidance range for the second half of 2008 to $3.30 to $4.00 per share.

The third quarter results include non-qualifying natural gas and power hedge losses of $171-million ($0.73 diluted earnings per share) and a recovery in stock-based compensation of $99-million ($0.42 diluted earnings per share).

KEY RESULTS AND DEVELOPMENTS

- Agrium remains in a strong financial position and we continue to believe the outlook for our businesses and products remain strong, despite the extremely volatile markets. Net earnings before interest expense, income taxes, depreciation, amortization and asset impairment ("EBITDA") for the third quarter of 2008 was a record $639-million and surpassed $2-billion for the first nine months of 2008 due to excellent results across all business units and product lines. Cash generated from operations was $300-million this quarter, an improvement of $377-million over last year, while our net debt-to-capital ratio declined to 36 percent this quarter.

- Agrium Wholesale EBITDA in the third quarter was $439-million, more than a three-fold increase, due to exceptional crop nutrient pricing and margins for all three major nutrients. Gross margins on a per tonne basis rose significantly for all major products compared to both the previous quarter and the same quarter of last year. Agrium's Retail EBITDA for the third quarter was $148-million, more than five times the third quarter of last year due to the UAP acquisition and to strong margins across all products and services. EBITDA for our legacy Retail operations rose by 186 percent and by 234 percent for our recently acquired UAP business, compared to a similar period last year. Agrium Advanced Technologies EBITDA was $17-million, more than double last year's levels primarily due to increased ESN(R) sales volumes and margins.

- Agrium announced that it received approval from the Toronto Stock Exchange to repurchase up to 5 percent of its outstanding common shares (about 7.9 million common shares) through a normal course issuer bid commencing October 6, 2008. Agrium repurchased approximately 400,000 shares, the maximum allowed prior to the start of our quarterly earnings black-out period. We will be in a position to commence repurchases on November 6, 2008, following the end of our black-out period. Agrium will continue to focus on preserving liquidity in determining the timing and exact number of shares to be purchased.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 5, 2008

The following interim management's discussion and analysis ("MD&A") updates our annual MD&A included in our 2007 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our second half guidance are outlined below and include, but are not limited to:

- Nitrogen fertilizer prices through the fourth quarter consistent with prices in the comparative quarter of 2007;

- Potash and phosphate fertilizer prices through the fourth quarter significantly above prices in the comparative quarter of 2007;

- Farm income and crop prices at levels sufficient to support demand for fertilizers;

- Retail and Wholesale sales volumes significantly below the relatively strong fourth quarter of 2007, due to the late harvest in North America and the expected deferral of some sales volumes to the spring of 2009;

- An outage of 40 days for planned maintenance at our Profertil Nitrogen facility;

- Average NYMEX gas price for the fourth quarter not deviating significantly from $7.15/MMBtu;

- The exchange rate for the Canadian dollar in the fourth quarter similar to the current market rate;

- The Argentine urea price cap to growers of $450 per tonne continuing through the fourth quarter;

- Stock-based compensation expense reflecting Agrium's stock price at the close of business on October 31, 2008 ($37.98 US) and a $1 change in stock price equates to approximately $0.01 change in earnings per share;

- The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods;

-    An effective tax rate for the fourth quarter of 32 percent; and

- Earnings per share based on fully diluted shares outstanding at September 30, 2008 exclusive of the impact of any share repurchase activity in the fourth quarter.

2008 Third Quarter Operating Results

NET EARNINGS

Agrium's third quarter consolidated net earnings were $367-million, or $2.31 diluted earnings per share, compared to earnings of $51-million, or $0.38 diluted earnings per share, for the same quarter of 2007. Net earnings before interest expense and income taxes ("EBIT") was $567-million for the third quarter of 2008 versus EBIT of $102-million for the third quarter of 2007. This improved EBIT performance was comprised of an increase in gross profit of $743-million net of an increase in expenses of $278-million.

Consolidated gross profit in the third quarter of 2008 was $1.048-billion compared to $305-million in the third quarter of 2007. Strong crop prices supported improved selling prices for fertilizer, chemical and seed over the comparative period, resulting in a $282-million increase in gross profit in our Retail business segment. Wholesale gross profit increased $495-million due to strong selling prices and a tight supply/demand balance driving up prices for all of our major products. The strong pricing environment is slightly offset by increases in input costs. Our Advanced Technologies business segment contributed an additional $14-million to our quarter-over-quarter gross profit increase.

The increase in expenses in the third quarter of 2008 compared to the third quarter of 2007 was mainly comprised of:

- $132-million increase in Retail's selling expense resulting in $235-million expense primarily as a result of the addition of the UAP business;

- $54-million increase in Royalties and other taxes resulting in a $65-million expense driven by increased potash sales margins;

- $(122)-million decrease in stock-based compensation expense resulting in a $(99)-million recovery of stock-based compensation driven by a significant decrease in our share price; and

- $146-million increase in losses on non-qualifying derivative positions resulting in a $171-million hedging loss.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail results were excellent across all product lines for both Agrium's legacy and UAP operations. Retail results are not directly comparable to the same period last year due to the inclusion of UAP which was acquired in May of 2008. Retail's third quarter net sales were $1.594-billion compared to $427-million in the third quarter of 2007. Gross profit was $416-million, a $282-million increase over the $134-million gross profit earned in the same quarter last year. EBIT was $121-million or more than seven times the EBIT in 2007 of $17-million.

This quarter's results were supported by continued strong margins for crop nutrients, crop protection products and seed. The third quarter results also benefited from the late completion of the spring season due to excessive moisture in May and June across much of the U.S., which pushed the application season into the third quarter.

The UAP acquisition contributed $192-million in gross profit and $57-million in EBIT for this period, representing an increase of 131 percent in gross profit and a 242 percent increase in EBIT compared to a similar 13-week period in 2007. Agrium's legacy Retail operations gross profit rose by 67 percent, or $90-million, over the same period last year, while EBIT increased by 263 percent to $65-million.

The increase in net sales and gross profit in the third quarter of 2008 versus the same quarter of 2007 was attributed to:

Crop nutrients net sales increased $387-million to reach $588-million, while gross profit more than tripled to $160-million, primarily due to increased selling prices and the contribution from UAP's business. Crop nutrients margins rose to 27 percent in the third quarter of 2008 from 24 percent in the third quarter of 2007. Nutrient margins increased for both the legacy Retail and UAP segments, or by about 9 percent and 6 percent, respectively, over the prior year. Crop nutrients sales volumes were up significantly over the same quarter of last year due almost entirely to the UAP acquisition, while nutrient sales volumes at our legacy Retail operations were slightly better than the same period last year. We anticipate lower fall application rates for phosphate, and to a lesser extent potash, in the U.S. due to the recent reduction in crop prices.

Crop protection net sales increased to $874-million from $161-million and gross profit increased to $191-million from $50-million compared the same quarter last year, with the addition of UAP accounting for $640-million in sales and $130-million in gross profit. Sales volumes were also supported by the late spring season in the Eastern U.S. Crop protection product margins were 22 percent for the third quarter of 2008 versus 31 percent for the third quarter of 2007. The decline in margins was primarily due to the inclusion of UAP's lower margin crop protection wholesale business.

Seed, services and other gross profit grew by 81 percent quarter-over-quarter, primarily due to the UAP acquisition and the late finish to the spring application season in the Corn Belt. Net sales increased $67-million and gross profit increased $29-million to $132-million and $65-million, respectively. Third quarter seed net sales were very strong, with sales from our legacy operations increasing by 36 percent and UAP operations more than doubling compared to the same period last year.

Retail selling expenses increased by $132-million to $235-million, but declined as a percentage of net sales due to the inclusion of the UAP business and due to the large increase in crop input prices. Selling expenses as a percentage of net sales were approximately 15 percent, which was significantly lower than 24 percent for the third quarter of 2007. Our legacy Retail operations selling expenses as a percent of net sales were 19 percent, which was also lower than last year's level at 24 percent.

Wholesale

Wholesale's record net sales for the third quarter were $1.599-billion compared to the $563-million in sales from the third quarter of 2007. This was primarily due to higher sales prices for all products and a significant increase in sales of product purchased for resale primarily associated with the inclusion of our recently acquired stake in Common Market Fertilizers S.A. ("CMF") European distribution business. Gross profit was $653-million this quarter, more than four times last year's third quarter level of $158-million. Nitrogen, Potash and Phosphate each contributed approximately 30 percent of Wholesale's total gross profit this quarter. EBIT of $412-million was also more than four times higher than last year's third quarter results of $96-million. These impressive results were achieved across all product lines, primarily due to the significant increase in all crop nutrient prices.

Gross profit for nitrogen was $204-million this quarter, compared to $84-million in the same quarter last year. Realized urea prices this quarter were almost double last year's level, while other nitrogen product prices were also significantly higher. The large increase in sales prices more than offset higher production costs over this period. Cost of product was $351 per tonne this quarter, a $107 per tonne increase over the same period last year, with most of the increase due to higher North American natural gas prices and the inclusion of $11 per tonne in depreciation this quarter. Domestic nitrogen sales volumes were slightly higher than the same quarter last year, with higher UAN solutions and ammonia sales more than offsetting a slight reduction in urea sales volumes. International nitrogen sales volumes were 110,000 tonnes lower than the same quarter last year as the Kenai nitrogen facility is no longer in operation. Our Argentine facility produced slightly more urea this quarter than the same quarter last year even though the facility was down for 37 days during the quarter due to mechanical issues. This is expected to be resolved following the 40-day planned maintenance turnaround in the fourth quarter of 2008. Agrium's nitrogen margins averaged $243 per tonne this quarter, compared with $196 per tonne in the second quarter of this year and $90 per tonne in the third quarter of last year.

Agrium's overall natural gas cost was $9.02/MMBtu in the third quarter of 2008 versus $5.59/MMBtu in the third quarter of 2007, due to higher North American gas costs. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2008 was $10.09/MMBtu versus $6.13/MMBtu in the same quarter last year. The AECO (Alberta) basis differential averaged $1.13/MMBtu for the third quarter of 2008.

Phosphate gross profit was a record $195-million, compared to $26-million for the same quarter last year. Realized sales prices climbed to $1,321 per tonne, up from $791 per tonne in the second quarter of 2008, and $484 per tonne in the third quarter of 2007. Higher net sales prices again more than offset an increase in cost of product. Phosphate cost of product on a per tonne basis increased to $508 per tonne, a $141 per tonne increase over the same period last year. The higher cost was due to a $32 per tonne addition of depreciation expenses and significantly higher sulphur and ammonia costs. Gross margins for phosphate rose to $813 per tonne compared with $323 per tonne in the second quarter of 2008 and $117 per tonne in the third quarter of 2007.

Potash gross profit also increased significantly to a record $202-million this quarter compared to $33-million in the third quarter of 2007. The increase in gross profit was due to higher realized prices, which were more than triple last year's levels and a 7 percent increase in sales volumes. Cost of product was $32 per tonne higher than the same period last year due in part to higher equipment repair expenses, turnaround costs, the stronger Canadian dollar and a $13 per tonne depreciation expense included in the cost of product. Gross margins on a per tonne basis rose to $532 per tonne compared with $321 per tonne in the previous quarter and $93 per tonne in the third quarter of last year.

Net Sales and gross profits for product purchased for resale and other wholesale products also demonstrated significant quarter-over-quarter improvements due to strong selling prices in our domestic and international purchase for resale businesses. Our newly acquired CMF subsidiary contributed $17-million in gross profit in the third quarter of 2008.

Wholesale's operating expenses increased by $179-million in the third quarter of 2008 versus the third quarter of 2007. The increase was due to an increase in net mark-to-market losses of $138-million, $2-million of realized losses on non-qualifying natural gas and electricity derivatives and an increase in Royalties and other taxes of $51-million driven by increased potash margins. This was partially offset by a decrease in stock-based compensation expense of $18-million.

Advanced Technologies

Advanced Technologies' third quarter 2008 net sales were $90-million compared to $46-million in the third quarter of 2007. Gross profit was $25-million for the quarter, more than double the same period last year, and EBIT more than tripled to $10-million from $3-million for the comparative period. ESN(R) gross profit in the third quarter represented 60 percent of Advanced Technologies' gross profit versus less than 33 percent for the same period last year. ESN(R) volumes have increased approximately 60 percent for both the third quarter and year to date versus the previous year. On a combined basis our other acquired businesses excluding ESN(R) have seen gross profits increase by $2-million for the quarter and $6-million for the year.

Other

EBIT for our Other non-operating business segment for the third quarter of 2008 was $24-million compared to a loss of $14-million for the third quarter of 2007. The increase in EBIT of $38-million quarter-over-quarter is mainly due to a significant decrease in stock-based compensation expense of $104-million, driven by the decline in our share price in the third quarter of 2008, partially offset by higher inter-company eliminations quarter-over-quarter.

FINANCIAL POSITION AND LIQUIDITY

Cash provided by operating activities was $300-million in the third quarter of 2008, including a cash reduction of $334-million to increase operating non-cash working capital over the second quarter of 2008. Our Accounts receivable and trade accounts payable balances have decreased, consistent with seasonal decrease in sales at the end of the third quarter.

We currently anticipate normal collection performance for our outstanding accounts receivable and generally our customers have not indicated any significant difficulty in obtaining credit.

Cash used in investing activities was $262-million for the third quarter of 2008, which included $219-million on capital expenditures primarily related to cash payments on EAgrium.

Cash used in financing activities was $8-million during the quarter. We issued $500-million of 6.75% debentures due January 15, 2019 during the quarter under our Base Shelf Prospectus. We used the net proceeds to repay $497-million of long-term debt related to the UAP financing bridge credit facilities. We also repaid $240-million primarily related to EAgrium non-recourse debt. Additional financing cash flows were an increase in our bank indebtedness as well as funds received from non-controlling interests.

At September 30, 2008, we have a syndicated revolving credit facility of $775-million expiring July 2012 on which $462-million has been drawn. As of September 30, 2008 we had not utilized our accounts receivable securitization facility. Subsequent to September 30, 2008, we drew $200-million on this facility. On August 25, 2008, EAgrium entered into a loan agreement for $120-million. Agrium has pledged its 60 percent interest in EAgrium as security for this loan. At September 30, 2008, $108-million has been drawn on this facility. We do not expect any difficulty in accessing any of our other credit facilities. We will continue to closely monitor the credit markets. However, in this environment it is difficult to predict with any certainty the impact of any further disruption to the credit environment.

Common Market Fertilizers S.A.

On July 8, 2008, we acquired a 70 percent interest in CMF for total consideration of $44-million plus working capital. CMF is one of Western Europe's largest fertilizer distribution companies. Results of operations of CMF have been consolidated in the Wholesale business unit from the date of acquisition.

We have access to additional credit facilities as a result of the acquisition of 70 percent of CMF. At September 30, 2008, credit facilities secured by inventory and accounts receivable were available to CMF in the amount of $263-million with $214-million drawn on these facilities.

Egypt Nitrogen Project

On August 11, 2008, we entered into an agreement with MISR Oil Processing Company, S.A.E. ("MOPCO") of Egypt, whereby MOPCO will acquire EAgrium and all related contractual rights and obligations through a share exchange and Agrium will own 26 percent of MOPCO. The share exchange is expected to be complete in the fourth quarter of 2008. Since we will not control MOPCO on completion of the agreement, we will cease consolidation of Egypt operations and will record our investment using the equity method. The agreement is subject to certain conditions expected to be satisfied or waived during the fourth quarter of 2008. MOPCO has commenced commercial production at its 675,000 tonne urea facility and plans to construct two additional urea trains on its existing site subject to securing sufficient financing, which is not assured in the current environment. Our maximum exposure to EAgrium, net of non-controlling interests, is not expected to exceed approximately $280-million.

Forward contracts and interest rate swap contracts related to construction and financing of the project no longer qualified for hedge accounting given the decision by the Egyptian government to halt construction of the EAgrium nitrogen project. All forward contracts and interest rate swap contracts were unwound during the third quarter. As a result, realized net hedging losses of $6-million for the quarter are recognized in earnings of which $2-million for the quarter has been reflected in non-controlling interest.

During the third quarter, EAgrium repaid all outstanding project-related non-recourse long-term debt totalling $238-million.

Accounting Standards Not Yet Implemented

International Financial Reporting Standards ("IFRS")- The CICA's Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures. We are in the process of developing our IFRS changeover plan, which will include project structure and governance, resource planning and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions.

Normal Course Issuer Bid

During October 2008, we filed a normal course issuer bid under which we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares. The actual number of shares purchased will be at our discretion and will depend on market conditions, share prices, our cash position and other factors. The normal course issuer bid commences on October 6, 2008 and expires October 5, 2009.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                            2008                    2007                 2006
                  ----------------------  --------------------------  ------------
                    Q3      Q2      Q1      Q4    Q3     Q2     Q1      Q4     Q3
                  ------  ------  ------  -----  ----  -----  ------  ------  ----
Net sales         $3,113  $3,870  $1,107  1,426   989  2,034    821     899    821
Gross profit       1,048   1,261     392    533   305    572    188     231    196
Net earnings         367     636     195    172    51    229    (11)    (62)     1
(loss)
Earnings (loss)
per share
   -basic         $ 2.32    4.03    1.24   1.25  0.38   1.71  (0.08)  (0.47)  0.01
   -diluted       $ 2.31    4.00    1.23   1.24  0.38   1.70  (0.08)  (0.47)  0.01

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Most major crop prices have declined by over 30 percent in the past few months. This has been partly due to the global credit crunch and associated economic uncertainty impacting both financial and commodity markets. It was also due to some crop yields being forecast larger than originally expected. The United States Department of Agriculture ("USDA") forecasts that global grain and oilseeds production will increase by 118 million tonnes or 4.7 percent in 2008/09. Grain and oilseed demand is forecasted to remain strong as USDA forecasts global grain and oilseed stocks-to-use ratio to be 16.8 percent, up only 0.5 percent over last year, compared to the average of 22.5 percent between 2000/01 and 2004/05. These production forecasts remain tentative as the impacts resulting from dryness in the Southern Hemisphere, notably Australia and Argentina, are still unclear.

In the U.S., the USDA revised both their 2007/08 soybean production and 2008/09 planted area significantly higher over the past couple of months. Extreme weather variability in the corn growing regions this year has led to large month-to-month changes in the corn production forecast, and yields can still vary given the very late harvest progress this year. The USDA is currently forecasting U.S. corn production of 310 million tonnes, 7 percent lower than last year. The current ending stocks forecast would take ending stocks down 30 percent from 2007/08, to the lowest stocks-to-use ratio since 1995/96. Current forecasts suggest U.S. corn growers will be required to plant more area to corn in the spring of 2009 to maintain minimum stocks-to-use ratios in 2009/10.

For Retail, the key risks include the reduction in crop prices and the late harvest in the U.S. Corn Belt, which is expected to impact the fall fertilization application window. A reduction in application rates in the fall would impact fall sales volumes and would put that much more pressure on the distribution channel capabilities during the 2009 spring application season. Recent declines in wholesale prices for urea, phosphate, and some crop protection products may also impact Retail revenues and margins until wholesale prices stabilize.

Ocean freight rates have declined over the past couple of months. The dry bulk ocean freight rate from the Black Sea to Brazil has declined nearly 70 percent since the end of May and 46 percent in the past month. Global economic uncertainty combined with contractions in availability of short-term credit has impacted ocean freight markets in the short-term, resulting in relatively thin demand for freight.

Falling grain prices, reduced global credit availability, lower input costs and increased market uncertainty have impacted demand for nitrogen and phosphate products over the past few months. Prices have dropped significantly as a result.

Current urea prices are at or below Western European cost of production and are getting close to Ukrainian production margins, suggesting further production reductions in the near term. This factor combined with lower international prices, lower bulk ocean freight rates and growers recognizing that any reduction in nitrogen application rates have an immediate impact on crop yields, some traction for prices is expected in the near future. Additionally, nitrogen demand in North America would be supported by an increase in corn area. A risk to the nitrogen market is the combination of continued slow demand through the remainder of 2008 and any significant reduction in Chinese urea export taxes in 2009.

Phosphate prices have moved lower over the past couple of months as the market remains heavily dependent on India for demand, global inventories have been increasing in the absence of significant demand from other destinations. Indian DAP imports from the U.S. are more than double what they were a year ago, and overall DAP/MAP exports are up 5 percent. Indian supplies of DAP are reportedly tight and there may be the need for increased imports before the end of the year. U.S. DAP/MAP exports to destinations excluding India are down 29 percent through September of 2008 relative to a year ago. Global DAP/MAP import demand has been reduced as buyers evaluate the potential for further price declines, partly due to lower input costs. However, import reductions of this magnitude are unsustainable from a grain production stand point and latent demand is likely to support prices by early 2009. TFI reported U.S. DAP/MAP inventories of 1.17 million short tons at the end of September, which is 46 percent higher than the extremely low inventories at this time in 2007 and 10 percent higher than the five-year average. Phosphate prices may also be impacted by the significant decline in raw material prices, particularly for sulphur and ammonia costs. This has reduced the floor price for the non-integrated producers and helped reduce costs for phosphate producers. Risks to phosphate markets include continued weakness in demand.

To date, the global potash market has been stable as global supplies continue to be extremely tight. TFI reported North American potash inventories were 37 percent lower than the five-year average, the second lowest level in recent record, but were marginally higher than the previous month. Potash supplies are further threatened by the continuation of a strike that began in August at three Saskatchewan mines. It is expected that Chinese import demand will increase in 2009 because of a significant decline in 2008 imports and the subsequent draw on domestic reserves. A risk to the potash market is the potential for reduced application rates if there is further grain and oilseed price weakness.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada, Argentina, and Egypt, seasonal fertilizer consumption given the recent decline in crop prices and delayed harvest in the U.S. and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, current global financial crisis and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, failure to satisfy conditions precedent to the proposed Egyptian transaction, a potential failure of the Egyptian government to issue all necessary approvals and consents required to complete the MOPCO expansion as planned, the potential inability of MOPCO to raise the required $1.1-billion in debt for the planned expansion, changes in development plans, capital construction costs, construction progress, and potential delays in completing the proposed MOPCO expansion and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2008 3rd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, November 5 at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                         Three months ended   Nine months ended
                                            September 30,       September 30,
                                         ------------------   -----------------
                                             2008    2007        2008    2007
                                            -----   -----       -----   -----
Sales                                       3,180   1,043       8,283   3,999
Direct freight                                 67      54         193     155
                                            -----   -----       -----   -----
Net sales                                   3,113     989       8,090   3,844
Cost of product                             2,065     684       5,389   2,779
                                            -----   -----       -----   -----
Gross profit                                1,048     305       2,701   1,065
Expenses
   Selling                                    243     109         566     334
   General and administrative                  66      30         152      86
   Depreciation and amortization               44      44          83     128
   Royalties and other taxes                   65      11         141      30
   Other expenses (income) (note 4)            75       8        (105)     25
                                            -----   -----       -----   -----
Earnings before interest expense,
   income taxes and non-controlling
   interests                                  555     103       1,864     462
                                            -----   -----       -----   -----
   Interest on long-term debt                  26      13          54      39
   Other interest                               6       5          16      12
                                            -----   -----       -----   -----
Earnings before income taxes and
   non-controlling interests                  523      85       1,794     411
   Current income taxes                        80      16         304      76
   Future income taxes                         88      17         272      69
                                            -----   -----       -----   -----
   Income taxes                               168      33         576     145
                                            -----   -----       -----   -----
Earnings before non-controlling
   interests                                  355      52       1,218     266
   Non-controlling interests                  (12)      1          20      (3)
                                            -----   -----       -----   -----
Net earnings                                  367      51       1,198     269
                                            =====   =====       =====   =====
Earnings per share (note 6)
   Basic                                     2.32    0.38        7.59    2.02
   Diluted                                   2.31    0.38        7.54    2.01

See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                         Three months ended   Nine months ended
                                            September 30,       September 30,
                                         ------------------   -----------------
                                            2008   2007          2008    2007
                                            ----   ----         ------   ----
Operating
Net earnings                                 367     51          1,198    269
Items not affecting cash
   Depreciation and amortization              72     44            171    128
   Loss (gain) on disposal of assets           1     --             (8)    --
   Future income taxes                        88     17            272     69
   Stock-based compensation                  (99)    23             10     63
   Unrealized loss on derivative
    contracts                                210     20             28     19
   Unrealized foreign exchange gain          (10)   (23)           (15)   (47)
   Non-controlling interests                 (12)     1             20     (3)
   Other                                      17     12             32     15
Net change in non-cash working capital      (334)  (222)        (1,335)  (354)
                                            ----   ----         ------   ----
Cash provided by (used in) operating
   activities                                300    (77)           373    159
                                            ----   ----         ------   ----
Investing
   Acquisitions, net of cash acquired          1     --         (2,740)    --
   Capital expenditures                     (219)  (113)          (415)  (297)
   Investment in equity affiliate             --     --             --    (63)
   Proceeds from disposal of assets            2      9             23      8
   Other                                     (46)   (11)          (119)   (54)
                                            ----   ----         ------   ----
Cash used in investing activities           (262)  (115)        (3,251)  (406)
                                            ----   ----         ------   ----
Financing
   Common shares issued                        1      3              4     11
   Bank indebtedness                          97    168            553     91
   Long-term debt issued                     500     18          1,620     18
   Repayment of long-term debt              (737)    --           (737)    --
   Transaction costs on long-term debt        (6)   (13)           (12)   (13)
   Common share dividends paid                (9)    (7)           (18)   (14)
   Contributions from non-controlling
      interests                              151      9            171     86
   Other                                      (5)    --             (4)    --
                                            ----   ----         ------   ----
Cash (used in) provided by financing
   activities                                 (8)   178          1,577    179
                                            ----   ----         ------   ----
Increase (decrease) in cash and cash
   equivalents                                30    (14)        (1,301)   (68)
Cash and cash equivalents - beginning
   of period                                 178     55          1,509    109
                                            ----   ----         ------   ----
Cash and cash equivalents - end of
   period                                    208     41            208     41
                                            ====   ====         ======   ====

See accompanying notes

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                   As at           As at
                                               September 30,   December 31,
                                              --------------   ------------
                                               2008     2007        2007
                                              ------   -----       -----
ASSETS
Current assets
   Cash and cash equivalents                     208      41       1,509
   Accounts receivable                         2,341     832         821
   Inventories (note 7)                        2,586     887         961
   Prepaid expenses and deposits                 392     360         297
                                              ------   -----       -----
                                               5,527   2,120       3,588
Property, plant and equipment                  2,179   1,426       1,772
Intangibles                                      663      75          73
Goodwill                                       1,750     181         178
Other assets                                     236     209         221
Future income tax assets                          --      11          --
                                              ------   -----       -----
                                              10,355   4,022       5,832
                                              ======   =====       =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness (note 8)                    911     318         166
   Accounts payable and accrued liabilities    2,264     823       1,100
   Current portion of long-term debt               1       1           1
                                              ------   -----       -----
                                               3,176   1,142       1,267
                                              ------   -----       -----
Long-term debt (note 9)
   Recourse                                    1,673     664         664
   Non-recourse                                   --       5         119
                                              ------   -----       -----
                                               1,673     669         783
                                              ------   -----       -----
Other liabilities                                321     311         358
Future income tax liabilities                    690     210         237
Non-controlling interests                        292     101          99
                                              ------   -----       -----
                                               6,152   2,433       2,744
Shareholders' equity (note 15)                 4,203   1,589       3,088
                                              ------   -----       -----
                                              10,355   4,022       5,832
                                              ======   =====       =====

Contingency (note 14)

See accompanying notes

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                                                               Accumulated
                                Millions                                          other
                                   of       Common                            comprehensive       Total
                                 common     share    Contributed   Retained       income      shareholders'
                                 shares    capital     surplus     earnings     (note 12)        equity
                                --------   -------   -----------   --------   -------------   -------------
December 31, 2007                  158      1,972          8        1,024           84            3,088
                                   ---      -----        ---        -----          ---            -----
Transition adjustment for
   inventory standard (net of
   tax) (note 1)                                                        4                             4
                                                                    -----                         -----
January 1, 2008                    158      1,972          8        1,028           84            3,092
                                   ---      -----        ---        -----          ---            -----
Net earnings                                                        1,198                         1,198
Cash flow hedges (a)                                                               (14)             (14)
Foreign currency translation
   adjustments                                                                     (68)             (68)
                                                                                   ---            -----
Comprehensive income                                                                              1,116
                                                                                                  -----
Common share dividends                                                 (9)                           (9)
Stock compensation exercise
   and grants                       --          4         --                                          4
                                   ---      -----        ---                                      -----
September 30, 2008                 158      1,976          8        2,217            2            4,203
                                   ===      =====        ===        =====          ===            =====
December 31, 2006                  133        617          5          602            9            1,233
                                   ---      -----        ---        -----          ---            -----
Net earnings                                                          269                           269
Cash flow hedges (b)                                                   (3)          24               21
Available for sale assets                                                           (1)              (1)
Foreign currency translation
   adjustments                                                                      62               62
                                                                                   ---            -----
Comprehensive income                                                                                351
                                                                                                  -----
Common share dividends                                                 (7)                           (7)
Stock compensation exercise
   and grants                        1         12         --                                         12
                                   ---      -----        ---        -----          ---            -----
September 30, 2007                 134        629          5          861           94            1,589
                                   ===      =====        ===        =====          ===            =====

Notes to accumulated other comprehensive income:

(a)  Net of tax of $2-million and non-controlling interest of $7-million.

(b)  Net of tax of $2-million and non-controlling interest of $10-million.

See accompanying notes

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2008
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2007. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Significant accounting standard and policy changes

                                          Date and method of          Impact on
Description                                    adoption                adoption
--------------------------------------   --------------------   --------------------
Financial Instruments -                  January 1, 2008;       Additional
   Disclosures requires enhanced         prospective            disclosure provided
   disclosures of the significance of
   financial instruments on financial
   position and performance, and the
   nature and extent of financial
   instrument risk exposure and risk
   management strategy.

Capital Disclosures requires             January 1, 2008;       Additional
   disclosure of objectives,             prospective            disclosure provided
   policies and processes for managing
   capital and quantitative data about
   capital.

Inventories provides enhanced            January 1, 2008;       No material impact
   guidance for the measurement,         prospective            on earnings or
   costing, and disclosures of                                  financial position
   inventories. Specifically, the
   standard states that inventories
   be measured at the lower of cost
   and net realizable value, permits
   write-ups of subsequent increases
   in net realizable value of
   previously impaired inventories,
   and prohibits the use of the LIFO
   costing method. On adoption, and
   in accordance with the transitional
   provisions of the standard, the
   Corporation reclassified
   depreciation related to production
   facilities and equipment to be
   included in the cost of inventory.

Pension and Postretirement               January 1, 2008;       No material impact
Benefits - Measurement Date -            retrospective          on earnings or
   The Corporation voluntarily                                  financial position
   changed the measurement date of
   its defined benefit pension and
   postretirement benefit plans from
   September 30 to December 31.

Recent accounting pronouncements not yet adopted

                                          Date and method of          Impact on
Description                                    adoption                adoption
--------------------------------------   --------------------   --------------------
Goodwill and Intangible Assets           January 1, 2009;       No material impact
   establishes guidance for the          prospective            on earnings or
   recognition, measurement,                                    financial position
   presentation and disclosure of
   goodwill and intangible assets,
   including guidance on pre-
   production and start-up costs,
   requiring that these costs
   be expensed as incurred. The
   current goodwill standards are
   carried forward unchanged.

International Financial Reporting        January 1, 2011;       Currently being
   Standards (IFRS) - the CICA's         in accordance with     reviewed
   Accounting Standards Board has        IFRS 1
   published its strategic plan for
   convergence of Canadian generally
   accepted accounting standards
   with IFRS as issued by the
   International Accounting
   Standards Board.
   The changeover date for Canadian
   publicly accountable enterprises
   is January 1, 2011 and will
   require restatement of comparative
   figures.

2. BUSINESS ACQUISITIONS

UAP Holding Corp.

On May 5, 2008, the Corporation acquired 100 percent of the outstanding shares of UAP Holding Corp. ("UAP"), a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of the acquired business from the date of acquisition have been included in the Corporation's consolidated financial statements and are reflected in the Retail business unit.

Goodwill resulting from the acquisition is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce. Goodwill is not deductible for income tax purposes.

The following are estimated fair values of assets acquired and liabilities assumed. This preliminary allocation of fair value may change when the Corporation completes its evaluation of fair value information.

                                         UAP
                                       ------
Current assets                          2,288
Property, plant and equipment             160
Finite-lived intangibles (a)              610
Indefinite-lived intangibles                4
Goodwill                                1,561
Current liabilities                    (1,580)
Other liabilities                         (52)
Short-term debt                          (246)
Long-term debt                           (396)
Future income tax liabilities            (191)
                                       ------
                                        2,158
                                       ------
Amounts repaid on closing
   Other liabilities                       28
   Short-term debt                        246
   Long-term debt                         396
                                       ------
                                          670
Cash                                      (87)
                                       ------
                                        2,741
                                       ======
Consideration and acquisition costs
   Cash                                   190
   Bank indebtedness                      199
   Bank loans                           1,015
   Cash proceeds from share offering
      in December 2007, net of issue
      costs                             1,322
   Transaction costs                       15
                                       ------
                                        2,741
                                       ======

(a) Substantially all of the finite-lived intangibles are customer relationship intangibles amortized over 15 years. Amortization expense from the date of acquisition is $19-million.

Common Market Fertilizers S.A.

On July 8, 2008, the Corporation acquired a 70 percent interest in Common Market Fertilizers S.A. ("CMF") for total consideration of $44-million plus working capital. CMF is one of Western Europe's largest fertilizer distribution companies. Results of operations of CMF have been consolidated in the Wholesale business unit from the date of acquisition.

3. EGYPT NITROGEN PROJECT

The Corporation's activities in Egypt are carried out by a subsidiary known as "EAgrium". During the second quarter, the Egyptian government halted construction of the project.

On August 11, 2008, Agrium entered into an agreement with MISR Oil Processing Company, S.A.E. ("MOPCO") of Egypt, whereby MOPCO will acquire EAgrium and all related contractual rights and obligations through a share exchange and Agrium will own 26 percent of MOPCO. Agrium will not control MOPCO and will cease consolidation of Egypt operations and record its investment using the equity method upon completion of the agreement. The agreement is subject to certain conditions expected to be satisfied or waived during the fourth quarter of 2008. MOPCO has commenced commercial production at its 675,000 tonne urea facility and is currently negotiating financing to construct two additional urea trains on its existing site. The Corporation's maximum exposure to EAgrium, net of non-controlling interests, is not expected to exceed approximately $280-million.

Forward contracts and interest rate swap contracts related to construction and financing of the project no longer qualified for hedge accounting given the decision by the Egyptian government to halt construction of the EAgrium nitrogen project. All forward contracts and interest rate swap contracts were unwound during the third quarter. As a result, realized net hedging losses of $6-million for the quarter (realized net hedging gains year-to-date - $69-million) are recognized in earnings of which $2-million for the quarter (year-to-date - $28-million) has been reflected in non-controlling interests.

On August 25, 2008, EAgrium entered into a loan agreement for $120-million. At September 30, 2008, $108-million has been drawn on this facility. Agrium has pledged its 60 percent interest in EAgrium as security for the loan. The loan is guaranteed by MOPCO and by a MOPCO shareholder.

During the third quarter, EAgrium repaid all outstanding project-related non-recourse long-term debt totaling $238-million.

4. OTHER EXPENSES (INCOME)

                                          Three months ended   Nine months ended
                                             September 30,        September 30,
                                          ------------------   -----------------
                                              2008   2007         2008   2007
                                              ----   ----         ----   ----
Interest income                               (15)    (9)          (46)  (20)
Stock-based compensation                      (99)    23            10    63
Environmental remediation and
   accretion of asset retirement
   obligation                                   3      2            10    (6)
Net realized and unrealized loss
   (gain) on non qualifying derivatives       171     25           (87)   23
Foreign exchange gain                         (10)   (21)          (21)  (39)
Provision for doubtful accounts                 9      3            19     9
Pension curtailment gain                       --    (10)           --   (10)
Other                                          16     (5)           10     5
                                              ---    ---          ----   ---
                                               75      8          (105)   25
                                              ===    ===          ====   ===

5. EMPLOYEE FUTURE BENEFITS

                                          Three months ended   Nine months ended
                                             September 30,        September 30,
                                          ------------------   -----------------
                                              2008   2007         2008   2007
                                              ----   ----         ----   ----
Pension plans
   Defined benefit
   Service cost                                 1      1            3      5
   Interest cost                                3      3            8      8
   Expected return on plan assets              (3)    (2)          (9)    (7)
   Amortization of actuarial
      losses                                   --     --            1      1
   Curtailment gain                            --    (10)          --    (10)
                                              ---    ---          ---    ---
                                                1     (8)           3     (3)
Defined contribution                            6      4           23     13
                                              ---    ---          ---    ---
                                                7     (4)          26     10
                                              ---    ---          ---    ---
Post-retirement benefit plans
   Service cost                                 1      1            3      3
   Interest cost                                1      1            4      3
   Amortization of actuarial losses             1      1            1      2
                                              ---    ---          ---    ---
                                                3      3            8      8
                                              ---    ---          ---    ---
                                               10     (1)          34     18
                                              ===    ===          ===    ===

6. EARNINGS PER SHARE

                                          Three months ended   Nine months ended
                                             September 30,        September 30,
                                          ------------------   -----------------
                                              2008   2007          2008   2007
                                              ----   ----         -----   ----
Numerator
Net earnings                                   367     51         1,198    269
                                              ----   ----         -----   ----
Denominator
Weighted average number of shares
   outstanding for basic earnings per
   share                                       158    134           158    133
Dilutive instruments (a)
   Stock options                                 1      1             1      1
                                              ----   ----         -----   ----
Weighted average number of shares
   outstanding for diluted earnings
   per share                                   159    135           159    134
                                              ----   ----         -----   ----
Basic earnings per share                      2.32   0.38          7.59   2.02
Diluted earnings per share                    2.31   0.38          7.54   2.01

(a) For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to earnings per share.

As at September 30, 2008, the Corporation has outstanding approximately three million (September 30, 2007 - three million) options and options with tandem stock appreciation rights to acquire common shares.

7. INVENTORIES

                     September 30,
                     -------------   December 31,
                       2008   2007       2007
                      -----   ----   ------------
Raw materials           206   166        160
Finished goods          228   169        147
Product for resale    2,152   552        654
                      -----   ---        ---
                      2,586   887        961
                      =====   ===        ===

8. BANK INDEBTEDNESS

                                               September 30, 2008      December 31,
                                          ---------------------------      2007
                                          Total  Undrawn  Outstanding  Outstanding
                                          -----  -------  -----------  ------------
Revolving credit facilities (a)             775     313        462          82
CMF credit facilities (b)                   263      49        214          --
South American credit facilities            181      54        127          84
EAgrium bridge loan (c)                     120      12        108          --
Accounts receivable securitization (d)      200     200        N/A         N/A
                                          -----     ---        ---         ---
                                          1,539     628        911         166
                                          =====     ===        ===         ===

(a) On May 5, 2008, the Corporation increased its syndicated revolving credit facility to $775-million under the same terms and conditions as at December 31, 2007.

(b) The Corporation has access to additional credit facilities as a result of the acquisition of 70 percent of CMF on July 8, 2008. The facilities are secured by inventory and accounts receivable and bear interest at various base rates plus a fixed or variable margin.

(c) On August 25, 2008, EAgrium entered into a loan agreement for $120-million that bears interest at LIBOR plus a fixed margin. Agrium has pledged its 60 percent interest in EAgrium as security for the loan. The loan is guaranteed by MOPCO and by a MOPCO shareholder.

(d) As at September 30, 2008, the Corporation had not sold accounts receivable under its securitization facility. During October 2008, the Corporation sold $200-million of accounts receivable under this facility.

9. LONG-TERM DEBT

                                               September 30,   December 31,
                                                    2008           2007
                                               -------------   ------------
Recourse
Unsecured
   Floating rate bank loans (a)                      518            --
   6.75% debentures due January 15, 2019 (b)         500            --
   7.125 % debentures due May 23, 2036               300           300
   7.7 % debentures due February 1, 2017             100           100
   7.8 % debentures due February 1, 2027             125           125
   8.25 % debentures due February 15, 2011           125           125
Secured
   Other                                              20            22
                                                   -----           ---
                                                   1,688           672
Transaction costs                                    (14)           (7)
Principal repayments due within one year              (1)           (1)
                                                   -----           ---
                                                   1,673           664
                                                   -----           ---
Non-recourse
Secured credit facilities (c)                         --           132
Transaction costs                                     --           (13)
                                                   -----           ---
                                                      --           119
                                                   -----           ---
                                                   1,673           783
                                                   =====           ===

(a) Pursuant to the UAP acquisition the Corporation borrowed $1.015-billion at LIBOR plus a margin (September 30, 2008 - 3.05%). On September 11,

     2008, the Corporation repaid $497-million of the loans from proceeds of a public debenture offering and in October 2008 repaid $58-million. The remaining balance of $460-million is repayable on May 5, 2013.

(b) On September 8, 2008, the Corporation issued $500-million of 6.75% debentures for proceeds net of related expenses of $495-million.

(c) During the third quarter, EAgrium repaid all outstanding project-related long-term debt totaling $238-million.

10. FINANCIAL INSTRUMENTS

Risk management

The Corporation manages the risks associated with natural gas, power, fuel, interest rates and foreign exchange in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. The Board of Directors sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Board of Directors monitors compliance with risk management policies and reviews risk management policies and procedures on an annual basis.

The Corporation has exposure to risks associated with its financial instruments as set out below. Sensitivity analysis to the specified risks is provided where the effect on net earnings or shareholders equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variables at September 30, 2008 to financial instruments outstanding on that date.

Market risk

(a) Currency risk

The Corporation operates internationally and is exposed to foreign exchange risk as certain revenues and expenditures are denominated in non-U.S. dollar currencies. The exposure is predominantly to the Canadian dollar (CAD), the Euro
(EUR), and the Argentine Peso (ARP). The Corporation purchases foreign currency forward contracts to fix the exchange rates relating to the purchase or construction of certain capital assets denominated in foreign currencies. U.S. dollar denominated balances in Canadian operations generate foreign exchange gains and losses that are reported in net earnings. The U.S. dollar denominated balances in Canadian operations is $313-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $2-million.

Balances in non-U.S. dollar currencies are as follows:

                                           Canadian dollars
                                           -----------------
Cash and cash equivalents                          33
Accounts receivable                               184
Accounts payable and accrued liabilities         (382)
                                                 ----
                                                 (165)
                                                 ====

A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have decreased Other comprehensive income by $1-million. This analysis assumes that all other variables remain constant. A $0.01 weakening of the Canadian dollar would have an equal but opposite effect.

(b) Natural gas and power price risk

The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuations in market prices. The Board of Directors authorizes upper limits on the percentage of annual requirements, and the number of years over which derivative financial instruments may be used to manage exposure.

An increase of $0.10 per mmBTU would have increased net earnings by $4-million due to marking these derivative financial instruments to market. This analysis assumes that all other variables, in particular interest rates, remain constant. A $0.10 decrease per mmBTU would have an equal but opposite effect.

(c) Interest rate risk

The Corporation manages interest rate risk by having a combination of fixed and floating instruments and by entering into interest rate swaps. The Board of Directors authorizes upper limits on the amount of debt or investment that may be hedged. The Corporation's exposure to floating rate risk is generally limited to short-term debt and certain cash and cash equivalents. Fixed rate risk is generally limited to the Corporation's long-term debt. At September 30, 2008, the Corporation does not have any interest rate swaps outstanding.

The Corporation's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Corporation's results of operations due to the short term to maturity of the investments.

Credit risk

The Corporation manages credit risk using credit approval and monitoring practices. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market. The above noted policies and geographic and industry diversity mitigates credit risk. There were no significant uncollectible trade receivable balances at September 30, 2008.

The Corporation manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. At September 30, 2008, all counterparties to derivative contracts have maintained an investment grade or higher credit rating. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Corporation may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. The Corporation anticipates that all counterparties will meet their obligations under derivative contracts.

The following table illustrates the Corporation's maximum credit exposure based on derivative contracts in an asset position:

                                          September 30,
                                          -------------   December 31,
                                           2008   2007        2007
                                           ----   ----    ------------
Forward foreign exchange contracts           --     30          47
Forward natural gas and power contracts      43     21          21
                                            ---    ---         ---
                                             43     51          68
                                            ---    ---         ---

Liquidity risk

The Corporation manages its liquidity risk by preparing and monitoring detailed forecasts of cash flows from operations and anticipated investing and financing activities and through maintenance of its credit facilities.

The Corporation's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Corporation estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

The fair value of derivative instruments is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

With the exception of long-term debt, the fair value of the Corporation's financial assets and liabilities correspond to their carrying values. The fair value of the Corporation's financial assets and liabilities are as follows:

                                          September 30,
                                          -------------   December 31,
                                           2008    2007       2007
                                          ------   ----   ------------
Forward foreign exchange contracts
   Assets                                     --     30         47
Interest rate contracts
   Liabilities                                --     (6)       (30)
Forward natural gas and power contracts
   Assets                                     43     21         21
   Liabilities                               (63)   (26)       (13)
Long term debt (a)                        (1,683)  (846)      (854)

(a) The carrying value of long-term debt at September 30, 2008 was $1.688 -billion (September 30, 2007 - $688-million; December 31, 2007 - $804-million).

11. CAPITAL MANAGEMENT

The Corporation's primary objectives when managing capital are to provide for
(a) an appropriate rate of return to shareholders in relation to the risks underlying the Corporation's assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.

The Corporation manages capital by monitoring various ratios, including a ratio of debt to debt-plus-capital, where debt includes bank indebtedness and long-term debt, including the current portion, and capital includes shareholders' equity net of amounts in Accumulated Other Comprehensive Income relating to hedging activities, plus non-controlling interests. The Corporation monitors various versions of this ratio and adjusts the components of debt and capital to include or exclude the carrying value or fair value of other financial statement components, depending on the purpose of the ratio.

As described in note 15, the Corporation began a normal course issuer bid to purchase its outstanding common shares.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

                                           September 30,
                                           -------------   December 31,
                                            2008   2007        2007
                                            ----   ----    ------------
Foreign currency translation adjustments     (4)    71           64
Cash flow hedges                              6     24           20
Available for sale assets                    --     (1)          --
                                            ---    ---          ---
                                              2     94           84
                                            ===    ===          ===

13. SEASONALITY

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

14. CONTINGENCY

On September 11, September 15 and October 2, 2008, six separate class action complaints were filed in the United States District Courts for the District of Minnesota and the Northern District of Illinois against Agrium Inc., Agrium U.S., Inc., and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash businesses contrary to United States federal and state laws, including that the defendants conspired to fix potash prices and limit potash production. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages, including treble damages, arising from defendants' alleged conduct in restraint of trade, together with costs of suit, reasonable attorneys' fees and pre-judgment and post-judgment interest.

While we believe that the allegations asserted in these complaints are without merit, we cannot predict the outcome of this litigation or determine whether it will have a material effect on us.

15. NORMAL COURSE ISSUER BID

During October 2008, the Corporation filed a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares. The actual number of shares purchased will be at the Corporation's discretion and will depend on market conditions, share prices, the Corporation's cash position and other factors. The normal course issuer bid commences October 6, 2008 and expires October 5, 2009.

AGRIUM INC.
Segmentation                                                          Schedule 1
(Unaudited - millions of U.S. dollars)

                                         Three Months Ended September 30
                     -----------------------------------------------------------------------
                                                     Advanced
                       Wholesale       Retail      Technologies       Other         Total
                     ------------   ------------   ------------   -----------   ------------
                      2008   2007    2008   2007    2008   2007   2008   2007    2008   2007
                     -----   ----   -----   ----    ----   ----   ----   ----   -----   ----
Net Sales
   - external        1,445    524   1,593    420      75     45     --     --   3,113    989
   - inter-segment     154     39       1      7      15      1   (170)   (47)     --     --
                     -----    ---   -----    ---     ---    ---   ----    ---   -----    ---
Total net sales      1,599    563   1,594    427      90     46   (170)   (47)  3,113    989
Cost of product        946    405   1,178    293      65     35   (124)   (49)  2,065    684
                     -----    ---   -----    ---     ---    ---   ----    ---   -----    ---
Gross profit           653    158     416    134      25     11    (46)     2   1,048    305
                     -----    ---   -----    ---     ---    ---   ----    ---   -----    ---
Gross profit (%)        41     28      26     31      28     24                    34     31
                     =====    ===   =====    ===     ===    ===                 =====    ===
Selling expenses         9      7     235    103       1      2     (2)    (3)    243    109
EBITDA (1)             439    126     148     26      17      7     35    (13)    639    146
EBIT (2)               412     96     121     17      10      3     24    (14)    567    102

                                           Nine Months Ended September 30
                     --------------------------------------------------------------------------
                                                       Advanced
                       Wholesale         Retail      Technologies      Other          Total
                     -------------   -------------   ------------   -----------   -------------
                      2008    2007    2008    2007    2008   2007   2008   2007    2008    2007
                     -----   -----   -----   -----    ----   ----   ----   ----   -----   -----
Net Sales
   - external        3,370   1,781   4,490   1,904     230    159     --     --   8,090   3,844
   - inter-segment     334     156       4       7      46     20   (384)  (183)     --      --
                     -----   -----   -----   -----     ---    ---   ----   ----   -----   -----
Total net sales      3,704   1,937   4,494   1,911     276    179   (384)  (183)  8,090   3,844
Cost of product      2,196   1,406   3,296   1,414     214    139   (317)  (180)  5,389   2,779
                     -----   -----   -----   -----     ---    ---   ----   ----   -----   -----
Gross profit         1,508     531   1,198     497      62     40    (67)    (3)  2,701   1,065
                     -----   -----   -----   -----     ---    ---   ----   ----   -----   -----
Gross profit (%)        41      27      27      26      22     22                    33      28
                     =====   =====   =====   =====     ===    ===                 =====   =====
Selling expenses        22      20     546     315       4      6     (6)    (7)    566     334
EBITDA (1)           1,456     479     592     163      42     25    (75)   (74)  2,015     593
EBIT (2)             1,372     390     534     138      27     15    (89)   (78)  1,844     465

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three Months Ended September 30
(Unaudited - millions of U.S. dollars)                               Schedule 2a

                                                      2008
                     ----------------------------------------------------------------------
                                                 Sales     Selling     Cost of
                      Net    Cost of    Gross   Tonnes       Price     Product      Margin
                     Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                     -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen (1)        498      294      204      838         594         351         243
   Potash              249       47      202      380         655         123         532
   Phosphate           317      122      195      240       1,321         508         813
   Other (1)(2)         67       46       21      144
   Product
      purchased
      for resale       468      437       31      905         517         483          34
                     -----    -----    -----    -----        ----         ---         ---
                     1,599      946      653    2,507         638         378         260
                     -----    -----    -----    -----        ----         ---         ---
Retail (3)
   Crop
      nutrients        588      428      160
   Crop
      protection
      products         874      683      191
   Seed,
      services
      and other        132       67       65
                     -----    -----    -----
                     1,594    1,178      416
                     -----    -----    -----
Advanced
   Technologies
   Controlled
      release
      products          77       54       23
   Other                13       11        2
                     -----    -----    -----
                        90       65       25
                     -----    -----    -----
Other
   inter-segment
   eliminations       (170)    (124)     (46)
                     -----    -----    -----
Total                3,113    2,065    1,048
                     =====    =====    =====

                                                      2007
                     ----------------------------------------------------------------------
                                                 Sales     Selling     Cost of
                      Net    Cost of    Gross    Tonnes     Price      Product      Margin
                     Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                     -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen (1)       311      227        84       932       334         244          90
   Potash              65       32        33       354       184          91          93
   Phosphate          108       82        26       223       484         367         117
   Other (1)(2)        34       21        13       132
   Product
      purchased
      for resale       45       43         2       121       372         355          17
                      ---      ---       ---     -----       ---         ---         ---
                      563      405       158     1,762       320         230          90
                      ---      ---       ---     -----       ---         ---         ---
Retail (3)
   Crop
      nutrients       201      153        48
   Crop
      protection
      products        161      111        50
   Seed,
      services
      and other        65       29        36
                      ---      ---       ---
                      427      293       134
                      ---      ---       ---
Advanced
   Technologies
   Controlled
      release
      products         37       28         9
   Other                9        7         2
                      ---      ---       ---
                       46       35        11
                      ---      ---       ---
Other
   inter-segment
   eliminations       (47)     (49)        2
                      ---      ---       ---
Total                 989      684       305
                      ===      ===       ===

(1) The current presentation has been revised from prior periods to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $112-million (2007 - $82-million) and gross profit was $30-million (2007 - $14-million).

AGRIUM INC.
Product Lines
Nine Months Ended September 30
(Unaudited - millions of U.S. dollars)                               Schedule 2b

                                                         2008
                        ----------------------------------------------------------------------
                                                    Sales     Selling     Cost of
                         Net    Cost of    Gross   Tonnes      Price      Product     Margin
                        Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                        -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen (1)         1,460      884      576     2,860        510         309        201
   Potash                 624      151      473     1,403        445         108        337
   Phosphate              694      359      335       769        902         466        436
   Other (1)(2)           206      148       58       514
   Product purchased
      for resale          720      654       66     1,393        517         470         47
                        -----    -----    -----     -----        ---         ---        ---
                        3,704    2,196    1,508     6,939        534         317        217
                        -----    -----    -----     -----        ---         ---        ---
Retail (3)
   Crop nutrients       2,087    1,520      567
   Crop protection
      products          1,827    1,384      443
   Seed, services
      and other           580      392      188
                        -----    -----    -----
                        4,494    3,296    1,198
                        -----    -----    -----
Advanced Technologies
   Controlled release
      products            229      178       51
   Other                   47       36       11
                        -----    -----    -----
                          276      214       62
                        -----    -----    -----
Other inter-segment
   eliminations          (384)    (317)     (67)
                        -----    -----    -----
Total                   8,090    5,389    2,701
                        =====    =====    =====

                                                         2007
                        ----------------------------------------------------------------------
                                                    Sales     Selling     Cost of
                          Net   Cost of    Gross    Tonnes     Price      Product      Margin
                        Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                        -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen (1)         1,032      735      297     3,119        331         236         95
   Potash                 212      102      110     1,222        173          83         90
   Phosphate              327      256       71       755        433         339         94
   Other (1)(2)           148      109       39       587
   Product purchased
      for resale          218      204       14       692        315         295         20
                        -----    -----    -----     -----        ---         ---        ---
                        1,937    1,406      531     6,375        304         221         83
                        -----    -----    -----     -----        ---         ---        ---
Retail (3)
   Crop nutrients       1,060      808      252
   Crop protection
      products            532      407      125
   Seed, services
      and other           319      199      120
                        -----    -----    -----
                        1,911    1,414      497
                        -----    -----    -----
Advanced Technologies
   Controlled release
      products            150      116       34
   Other                   29       23        6
                        -----    -----    -----
                          179      139       40
                        -----    -----    -----
Other inter-segment
   eliminations          (183)    (180)      (3)
                        -----    -----    -----
Total                   3,844    2,779    1,065
                        =====    =====    =====

(1) The current presentation has been revised from prior periods to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $225-million (2007 - $159-million) and gross profit was $66-million (2007 - $30-million).

AGRIUM INC.
Selected Sales Prices and Volumes
(Unaudited)                                                           Schedule 3

                                 Three Months Ended September 30,
                    -----------------------------------------------------------
                                 2008                          2007
                    ----------------------------   ----------------------------
                    Sales Tonnes   Selling Price   Sales Tonnes   Selling Price
                       (000's)       ($/Tonne)        (000's)       ($/Tonne)
                    ------------   -------------   ------------   -------------
Nitrogen
   Domestic
      Ammonia              204            599            192            374
      Urea                 314            751            358            376
      Other                250            427            202            269
                         -----          -----          -----            ---
   Total domestic
      nitrogen             768            606            752            347
   International
      nitrogen              70            472            180            277
                         -----          -----          -----            ---
Total nitrogen             838            594            932            334
                         -----          -----          -----            ---
Potash
   Domestic                199            647            169            205
   International           181            658            185            161
                         -----          -----          -----            ---
Total potash               380            655            354            184
                         -----          -----          -----            ---
Phosphate                  240          1,321            223            484
Ammonium
   sulphate                 76            391             78            192
Other (1)                   68                            54
Product
   purchased for
   resale                  905            517            121            372
                         -----          -----          -----            ---
Total Wholesale          2,507            638          1,762            320
                         =====          =====          =====            ===

                                  Nine Months Ended September 30,
                    -----------------------------------------------------------
                                 2008                          2007
                    ----------------------------   ----------------------------
                    Sales Tonnes   Selling Price   Sales Tonnes   Selling Price
                       (000's)       ($/Tonne)        (000's)       ($/Tonne)
                    ------------   -------------   ------------   -------------
Nitrogen
   Domestic
      Ammonia              756            586            760            393
      Urea               1,050            577          1,104            358
      Other                752            379            715            259
                         -----            ---          -----            ---
   Total domestic
      nitrogen           2,558            522          2,579            341
   International
      nitrogen             302            417            540            284
                         -----            ---          -----            ---
Total nitrogen           2,860            510          3,119            331
                         -----            ---          -----            ---
Potash
   Domestic                753            472            621            203
   International           650            412            601            142
                         -----            ---          -----            ---
Total potash             1,403            445          1,222            173
                         -----            ---          -----            ---
Phosphate                  769            902            755            433
Ammonium
   sulphate                251            335            257            195
Other (1)                  263                           330
Product
   purchased for
   resale                1,393            517            692            315
                         -----            ---          -----            ---
Total Wholesale          6,939            534          6,375            304
                         =====            ===          =====            ===

(1)  Other includes results from the Rainbow division and miscellaneous items.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors
SUBJECT: ERN

-0-